

Vantage5 Index
Simulated & Historical Returns



All information in this document prior to March 15, 2017 consists of hypothetical back-tested data. See "Use of simulated returns." Source: S&P 500, Bloomberg, and HSBC

Simulated & Historical Performance:
January 2, 2013 to March 31, 2026

	Total Performance
March 2026	-4.45%
YTD Return	0.66%
1Y Return	5.93%
3Y Return	10.15%
5Y Return	7.51%
10Y Return+	28.02%
Annualized Return+	4.02%
Annualized Volatility*+	7.22%

*Calculated on a per annum percentage basis. See "Use of simulated returns."
+ All information in this document prior to March 15, 2017 consists of hypothetical back-tested data. See "Use of simulated returns."

Vantage5 Index
Simulated & Historical Volatility



Index Information

Index Owner	HSBC Bank plc
Currency	USD
Volatility Target	5%
Bloomberg Ticker	HSIEV5UE
Index Composition	Up to 13 ETFs plus Cash
Calculation Agent/ Index Administrator	S&P Dow Jones Indices LLC
Website	vantage5.hsbcnet.com



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No.
333-277211 April 3, 2026

Detailed Monthly Performance - Simulated & Historical

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual*
2026	2.9%	2.3%	-4.4%										0.7%
2025	1.2%	-0.1%	0.9%	0.9%	0.1%	0.4%	-0.3%	0.9%	2.1%	0.9%	0.2%	0.1%	7.3%
2024	-0.2%	0.6%	1.5%	-1.5%	1.5%	1.1%	0.4%	0.4%	1.1%	-0.6%	1.0%	-2.9%	2.4%
2023	1.8%	-2.0%	1.5%	0.3%	-0.6%	-0.2%	1.0%	-1.1%	-2.2%	-1.5%	2.5%	0.9%	0.9%
2022	-4.4%	0.4%	1.1%	-2.1%	-1.4%	-1.8%	0.8%	-2.0%	-2.9%	0.0%	3.0%	-0.5%	-9.6%
2021	0.3%	0.2%	0.0%	1.3%	0.3%	0.6%	1.6%	0.5%	-3.2%	3.7%	-0.3%	1.9%	6.9%
2020	2.1%	-3.4%	-6.2%	1.6%	-0.3%	0.7%	1.5%	0.8%	-0.4%	-0.9%	2.7%	1.5%	-1.0%
2019	1.0%	-0.5%	2.0%	-0.3%	1.2%	2.0%	0.2%	4.7%	-1.5%	0.2%	-0.8%	1.8%	9.4%
2018	5.0%	-2.9%	-1.0%	-0.3%	0.6%	0.2%	0.5%	1.2%	-1.6%	-4.6%	1.0%	-2.2%	-4.4%
2017	0.9%	1.6%	0.2%	1.0%	1.5%	-0.6%	2.0%	0.6%	0.0%	1.6%	1.4%	0.8%	11.5%
2016	0.4%	1.8%	0.9%	0.5%	-0.9%	4.4%	1.5%	-0.3%	0.1%	-1.8%	-1.5%	0.7%	5.7%
2015	4.0%	-2.1%	-0.1%	-1.3%	0.0%	-1.3%	0.4%	-2.9%	0.6%	1.0%	-0.9%	-0.4%	-3.1%
2014	-1.2%	2.4%	-0.8%	1.1%	2.0%	0.8%	-0.8%	4.0%	-3.1%	2.0%	2.5%	1.0%	10.1%
2013	-0.4%	0.4%	2.0%	2.8%	-4.4%	-2.0%	2.6%	-1.6%	1.6%	1.8%	0.7%	1.0%	4.4%
2012	0.6%	0.3%	-0.1%	1.0%	0.4%	1.3%	2.5%	-0.5%	0.2%	-0.3%	0.2%	0.2%	5.8%

*YTD return for current year

